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May 10, 2005





05007875

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated April 20, 2005 announcing Euler Hermes repurchase of 100% of the capital of its credit insurance companies in the Benelux countries.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami L. Toutounji /

Sami L. Toutounji

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

5/16



Paris, 20 April 2005

PRESS RELEASE

Euler Hermes holds 100% of its activities in Benelux

The operation confirms the importance of the Benelux in the strategy of development of the world n°1 in credit insurance.

On the 6th of April 2005, Euler Herme s finalised repurchasing the total capital of its subsidiary in Belgium, Euler Hermes Credit Insurance. The transaction price was based on a company valuation of 50 million euros. This subsidiary was 25% -held by Office National du Ducroire (Belgium) and 5%-held by du Ducroire Luxembourgeois.

Thanks to this operation, the Euler Hermes group now holds 100% of the capital of its credit insurance companies in Belgium, the Netherlands and Luxembourg. The overall turnover in the 3 countries amounted to 114 millions euros en 2004, accounting for 6% of the Euler Hermes group turnover.
Euler Hermes is now n°1 credit insurer in Belgium and Luxembourg, it holds the second position in the Dutch market.

The operation is totally in line with the strong policy of the Euler Hermes group to develop its activities in the Benelux. The 2005 turnover of the Belgian company should raise by 5%. Meanwhile, the Dutch company should increase by 10%.

AGF investor contacts:

Jean-Michel Mangeot	33 (0)1 44 86 21 25	jean-michel.mangeot@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28	vincent.foucart@agf.fr
Patrick Lalanne	33 (0)1 44 86 37 64	patrick.lalanne@agf.fr
Jean-Yves Icole	33 (0)1 44 86 44 19	jean-yves.icole@agf.fr

For more financial, strategic and institutional information on the AGF Group, visit our web site at http://www.agf.fr